UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

NxStage Medical, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-51567	04-3454702
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 Merrimack Street, Lawrence, MA		01843
(Address of Principal Executive Offices)		(Zip Code)

Winifred L. Swan
Senior Vice President and General Counsel
(978) 687-4700
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

NxStage Medical, Inc.'s Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014 is filed herewith as Exhibit 1.01 and is publicly available at ir.nxstage.com.

Item 1.02 Exhibit

The exhibit listed in Item 2.01 is filed as part of this report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
NxSTAGE MEDICAL, INC.

By: /s/ Winifred L. Swan         Date: June 1, 2015
Winifred L. Swan
Senior Vice President and
General Counsel